Exhibit 99.1

CASI Pharmaceuticals Announces

Third Quarter 2025 Business and Financial Results

South San Francisco, California / November 14, 2025 / ACCESS NEWSWIRE / -- CASI Pharmaceuticals, Inc. (NASDAQ: CASI), a clinical-stage biopharmaceutical company focused on the development of CID-103, a potential best-in-class, anti-CD38 monoclonal antibody for patients with organ transplant rejection and autoimmune diseases, today reported business and financial results for the quarter ended September 30, 2025 (the “third quarter”).

“We are focused on capitalizing and advancing our CID-103 clinical program in renal allograft antibody mediated rejection (AMR), first in the U.S. under an already approved IND, followed by China where a regulatory package has been accepted and is under review,” said David Cory, CEO of CASI. “In addition, we look forward to presenting results of our ongoing Phase 1 dose-escalation study of CID-103 in chronic immune thrombocytopenia (ITP) at the American Society of Hematology (ASH) 2025 meeting on December 7.”

Business Highlights

Program Updates and Upcoming Milestones

•	CID-103 for Antibody-Mediated Rejection (AMR) for Renal Allografts
o	FDA clearance of IND application
o	Phase 1 study in U.S. preparation ongoing
o	Proposed Phase 1/2 study in China -- Regulatory submission under review

•	CID-103 for Immune Thrombocytopenia (ITP)
o	Phase 1 dose-escalation study enrolling and dosing at highest dose of 900 mg
o	Poster presentation of results at ASH 2025 on December 7, 2025 in Orlando, FL

•	CID-103 Subcutaneous Formulation
o	Assessing multiple technologies toward a SQ delivery formulation for registration trials

Corporate

•	Appointed James Huang as Independent Director to Board of Directors

•	Appointed Barbara Krebs-Pohl as Independent Director to Board of Directors

•	Appointed David Cory as CEO and Director to Board of Directors

•	Targeting completion of divestiture of China business in Q2 2026

Third Quarter 2025 Financial Highlights

CASI raised ~ $5.7M (after commissions) from at-the-market (ATM) facility during 3Q 2025.

As of September 30, 2025, CASI total shares outstanding was 20,548,273.

Revenues for the third quarter of 2025 were $3.1 million, a 60% decrease compared to $7.8 million in the same period last year. The decrease was mainly attributable to the Company’s estimation of goods return for EVOMELA®. In June 2025, the Company and China Resources Pharmaceutical Commercial Group International Trading Co., Ltd. (“CRPCGIT”), the Company’s sole distributor for EVOMELA®, entered into a modified distribution agreement, in which the Company allows CRPCGIT to return goods that are close to expiration dates and cannot be sold. The Company estimated the quantity of goods return in the future for the goods sold in this quarter, and the revenue with respect to the estimated quantity has not been recognized.

Cost of revenue for the third quarter of 2025 was $2.4 million, a 35% decrease compared to $3.7 million in the same period last year. The decrease was mainly attributable to decrease of royalty costs for EVOMELA® which is in line with the decrease of revenues.

Research and development expenses for the third quarter of 2025 were $1.4 million, which is stable compared to $1.5 million in the same period last year.

General and administrative expenses for the third quarter of 2025 were $4.9 million, a 14% decrease compared to $5.7 million in the same period last year. In June 2025, CASI Pharmaceuticals (Wuxi) Co., Ltd., a Company’s wholly owned subsidiary, started its production and certain costs in the amount of $0.9 million in relation to the GMP facilities were recorded into inventory instead of general and administrative expenses since then.

Selling and marketing expenses for the third quarter of 2025 were $4.6 million, a 6% decrease compared to $4.9 million in the same period last year.

Net loss for the third quarter of 2025 was $10.9 million, compared to $8.4 million in the same period last year. The increase in net loss was mainly attributable to the decrease in revenues.

As of September 30, 2025, cash and cash equivalents of the Company was $4.7 million, compared to $13.5 million as of December 31, 2024.

Further information regarding the Company, including its Quarterly Report for the third quarter, can be found at www.casipharmaceuticals.com.

Nasdaq Non-Compliance

On May 5, 2025, Nasdaq notified the Company that its market value of listed securities (MVLS) had fallen below the minimum requirement of $35 million for 30 consecutive trading days, and as a result, did not comply with Listing Rule 5550(b)(2). The Company was provided 180 calendar days, or until November 3, 2025, to regain compliance with this rule. On November 5, 2025, the Company received a delisting determination from Nasdaq, which was made as the Company did not regain compliance for the extended compliance standard period set by Nasdaq during such 180-calendar-day grace period that ended on November 3, 2025.

The Company has already appealed this determination and requested a hearing on the matter to present a detailed plan to Nasdaq to regain compliance, seeking a further extension of grace period to comply with the Nasdaq MVLS requirement. This appeal will stay the suspension of the Company’s ordinary shares.

The Company remains committed to ensuring compliance and maintaining its Nasdaq listing.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a public biopharmaceutical company developing CID-103, an anti-CD38 monoclonal antibody for organ transplant rejection and autoimmune diseases.

CID-103 is a fully human IgG1, potentially best-in-class, clinical stage, anti-CD38 monoclonal antibody which targets a unique epitope and has demonstrated an encouraging pre-clinical efficacy and clinical safety profile compared to other anti-CD38 monoclonal antibodies, and for which CASI owns exclusive global rights. CASI received FDA IND clearance to conduct a Phase 1 study in renal allograft antibody-mediated rejection (AMR) in the U.S. and plans for first patient in first quarter of 2026. In parallel, CASI is actively recruiting and dosing patients in an ongoing Phase 1 study in immune thrombocytopenia (ITP). CASI plans to pursue multiple technologies for development of a stable, high concentration protein solution of CID-103 for subcutaneous injection.

More information on CASI is available at www.casipharmaceuticals.com.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "future," "intends," "plans," "believes," and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the possibility that we may be delisted from trading on The Nasdaq Capital Market if we are not granted any extension of compliance period; uncertainties related to the possibility that the transaction for the divestiture of certain assets in China (the “Transaction”) will not occur as planned if events arise that result in the termination of the Equity and Assets Transfer Agreement, or if one or more of the various closing conditions to the Transaction are not satisfied or waived; the possibility that our plan with respect to our business operations after the consummation of the Transaction can be implemented successfully; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; the risk related to the Company's ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to interests of our largest shareholder and our Chairman that differ from our other shareholders; risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd.; and risks related to our disagreement with Acrotech with respect to the termination of agreements regarding EVOMELA®. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates. The Company is currently involved in disputes and legal proceedings related to certain pipeline products, including EVOMELA® and CNCT-19. Please refer to the Company’s earlier SEC filing for further information.

COMPANY CONTACT:

Ingrid Choong, PhD

650-619-6115

ingridc@casipharmaceuticals.com

Financial Table Follows

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$4,685	$13,468
Investment in equity securities, at fair value	—	2,623
Accounts receivable	2,609	15,345
Inventories	2,611	5,252
Prepaid expenses and other	2,010	2,888
Total current assets	11,915	39,576

Long-term investments	1,716	1,913
Property, plant and equipment, net	7,142	7,868
Intangible assets, net	224	238
Right of use assets	2,805	3,492
Other assets	660	587
Total assets	$24,462	$53,674

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$560	$2,723
Accrued and other current liabilities	20,006	15,344
Current portion of non current liabilities	18,855	18,385
Total current liabilities	39,421	36,452

Other liabilities	13,633	15,371
Total liabilities	53,054	51,823

Commitments and contingencies

Shareholders’ equity (deficit):
Ordinary shares	2	2
Treasury shares	(9,604)	(9,604)
Share subscription receivable	(2,866)	—
Additional paid-in capital	721,238	713,302
Accumulated other comprehensive loss	(2,272)	(1,774)
Accumulated deficit	(735,090)	(700,075)
Total shareholders’ equity (deficit)	(28,592)	1,851
Total liabilities and shareholders’ equity (deficit)	$24,462	$53,674

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenues	3,075	7,793	13,490	15,181

Costs of revenues	(2,369)	(3,748)	(7,107)	(7,263)

Gross profit	706	4,045	6,383	7,918

Operating income (expenses):
Research and development	(1,413)	(1,521)	(5,073)	(5,251)
General and administrative	(4,927)	(5,701)	(18,709)	(16,456)
Selling and marketing	(4,610)	(4,908)	(13,793)	(13,069)
Gain on disposal of intangible assets	—	—	—	500
Foreign exchange gain (loss)	(433)	(379)	(994)	(349)
Total operating expense	(11,383)	(12,509)	(38,569)	(34,625)

Loss from operations	(10,677)	(8,464)	(32,186)	(26,707)

Non-operating income (expense):
Interest income	10	143	132	409
Interest expense	(195)	(204)	(636)	(586)
Other income (expense)	—	(5)	35	171
Changes in fair value of investments	(21)	1,251	(179)	2,941
Loss before income tax and share of net loss in an equity investee	(10,883)	(7,279)	(32,834)	(23,772)
Income tax	—	—	—	—
Share of net loss in an equity investee	—	(1,116)	(2,181)	(1,116)
Net loss	(10,883)	(8,395)	(35,015)	(24,888)

Weighted average number of ordinary shares outstanding (basic and diluted)	16,049,321	15,294,393	15,684,667	14,069,746
Net loss per share (basic and diluted)	(0.67)	(0.55)	(2.23)	(1.77)

Comprehensive loss:
Net loss	(10,883)	(8,395)	(35,015)	(24,888)
Foreign currency translation adjustment	(31)	(48)	(497)	(268)
Total comprehensive loss	(10,914)	(8,443)	(35,512)	(25,156)
Less: comprehensive loss attributable to redeemable noncontrolling interest	—	—	—	—
Comprehensive loss attributable to ordinary shareholders	(10,914)	(8,443)	(35,512)	(25,156)